FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1. 2.	RIM Introduces the BlackBerry Curve 9320 – A Stylish, New Smartphone for the Socially-Connected RIM Announces Approval of BlackBerry 7 Smartphones for U.S. Department of Defense Networks	3 5

Document 1

May 9, 2012
FOR IMMEDIATE RELEASE

RIM Introduces the BlackBerry Curve 9320 – A Stylish, New Smartphone for the Socially-Connected

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced a stylish new smartphone for socially-connected customers. The new BlackBerry® Curve™ 9320 smartphone features all the core BlackBerry messaging and social-centric features that keep people connected, and it offers global 3G connectivity backed by long battery life to allow users to make the most of their day.

“The new BlackBerry Curve 9320 is designed to make it incredibly easy for users to stay socially-connected,” said Carlo Chiarello, SVP, Smartphone Business at Research In Motion. “The new BlackBerry Curve 9320 will be especially popular with customers upgrading to a smartphone for the first time and existing Curve customers looking for a step up in speed and functionality.”

The BlackBerry Curve 9320 has everything a customer needs to stay in touch with the people and things that matter most to them. It features a dedicated BBM™ key, bringing the power of RIM’s popular mobile social network up in an instant, as well as the best keyboard in its class for quick and easy typing. It includes a built-in FM radio, allowing users to tune into their favorite local stations, and listening to the FM radio does not require a data plan or use data services. Designed to allow both 3G connectivity and long battery life, customers can get up to 7 hours of talk time or up to 30 hours of FM radio listening or music playback with headphones.

Customers can easily interact with their social network in real time, using preloaded apps for Facebook® and Twitter®. The new Social Feeds 2.0 app is also preloaded, allowing users to post updates to multiple social networks simultaneously and capture updates from news sources (RSS), social apps and instant messaging apps all in one consolidated view. The integrated camera includes a flash and supports video recording, and pictures can be tagged with their location thanks to the smartphone’s built-in GPS.

The BlackBerry Curve 9320 comes with the new BlackBerry® 7.1 OS, which supports features such as Mobile Hotspot and Wi-Fi® calling where available.* Parental Controls is a brand new, on-device feature that provides parents and guardians with simple options to help protect children by restricting access to specific functions, features and applications.

Pricing and availability of the BlackBerry Curve 9320 will be announced in conjunction with RIM’s distribution partners. For more information please visit: http://worldwide.blackberry.com/blackberrycurve/9220-9320
* Please check with your carrier for availability.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746- 5606

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465
###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

May 9, 2012
FOR IMMEDIATE RELEASE

RIM Announces Approval of BlackBerry 7 Smartphones for U.S. Department of Defense Networks

DISA Mission Partner Conference, Tampa, FL - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced DoD-wide approval for the use of BlackBerry® 7 smartphones. Working with U.S. Army and Defense Information Systems Agency (DISA) sponsors and partners, BlackBerry 7 smartphones have undergone successful testing through Army labs leading to a subsequent listing on DISA's Unified Communications Approved Product List (UCAPL).

The approval allows all DoD customers to use the following BlackBerry 7 smartphones on DoD networks:

•                     BlackBerry® Bold™ 9900 and 9930 (touch screen with keyboard)
•                     BlackBerry® Torch™ 9810 (touch screen with slide out keyboard)
•                     BlackBerry® Torch™ 9850 and 9860 (full screen touch screen)
•                     BlackBerry® Curve™ 9360 (keyboard)

“The Army introduced a wide range of new apps and capabilities for their BlackBerry users last year, and these new BlackBerry 7 smartphones will now enable Army users, and all DoD users, to experience an even greater level of performance on new smartphones that include features such as voice activated universal search, Near Field Communications, Augmented Reality, and Social Feeds 2.0 just to name a few,” said Scott Totzke, SVP, BlackBerry Security Group at RIM. “RIM’s unwavering focus on security and RIM's achievement of key security certifications including FIPS 140-2 validation and Common Criteria EAL4+ accreditation continue to be very important to many of our DoD and enterprise customers, but leveraging the full power of BlackBerry smartphones is also important as it helps them realize the full potential of their investment in the BlackBerry platform.”

For more information about BlackBerry 7 smartphones and features, please visit:  www.blackberry.com/bb7.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5606

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 14, 2012	By:	\s\Edel Ebbs
(Signature)
Edel Ebbs, EVP, Executive Operations, Office of the CEO